ANYTRANSLATION CORP

2620 S. Maryland Parkway #14-857

Las Vegas, NV 89109

October 30, 2013

Mr. Larry Spirgel and Ms. Kathleen Krebs

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Washington, DC 20549

Reference: AnyTranslation Corp

Registration Statement on Form S-1/A

Filed on: September 3, 2013

File No. 333-188358

Dear Mr. Hill and Ms. Krebs:

We received your letter dated October 29, 2013, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 5 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on October 21, 2013:

Directors, Executive Officers, Promoter and Control Persons, page 25

1. We note your response to comment 5 in our letter dated September 12, 2013. However, it appears that you did not identify Roland Asmar as your promoter. Please revise your disclosure consistent with your response to our prior comment 5. Also ensure that you provide any required disclosure pursuant to Item 404(c) of Regulation S-K with respect to Mr. Asmar.

We have revised to add in our disclosure that “Roland Asmar is our promoter. Mr. Asmar has assisted with our incorporation process and is not currently involved in any of our corporate affairs, he did not receive anything of value from us nor do we owe any consideration to Mr. Asmar for the incorporation service.  We have no plans to receive any further service or assets from Mr. Roland in the future.”

This letter responds to all comments contained in your letter dated October 29, 2013.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct your further comments or questions you may have directly to us via email at:

Attention: Andrei Catalin Ispas

Email: anytranslation@yahoo.com

Telephone: (702) 997-2269

Thank you.

Sincerely,

/S/ Andrei Catalin Ispas

Andrei Catalin Ispas, President

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